

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 25, 2015

John P. Stott
Group Vice President, Finance and Corporate Controller
Archer-Daniels-Midland Company
77 West Wacker Drive, Suite 4600
Chicago, Illinois 60601

Re: **Archer-Daniels-Midland Company**
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 20, 2015
File No. 001-00044

Dear Mr. Stott:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Brad Skinner for

      Karl Hiller
      Branch Chief
      Office of Natural Resources